
Mail Stop 3720

June 1, 2017

Carl Russo
Chief Executive Officer
Calix, Inc.
1035 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: Calix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-34674**

Dear Mr. Russo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications